May 11, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Mara L. Ransom and Courtney Haseley

Re:	Artelo Biosciences, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed April 17, 2018 File No. 333-222756

Dear Ms. Ransom:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 1, 2018 relating to the Amendment No. 2 to the Registration Statement on Form S-1 submitted by Artelo Biosciences, Inc. referenced above. Also submitted is draft Amendment Number 3 to the Form S-1.

This letter sets forth the comments of the Staff in the comment letter (bold, italicized and numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 3, together with a copy that is marked to show the changes from Amendment No. 2.

Exhibit 10.20

1.

We note you entered into a contract effective January 18, 2018 which requires you to reimburse the Foundation for all patent costs incurred pursuant to Section 6.1 of the Stony Brook Agreement, including certain accrued patent costs in the amount of $170,109.93 as per Section 6.2 of such agreement. Please tell us and disclose how you accounted for your obligation for these accrued patent costs in your February 28, 2018 financial statements, including where you recorded the offsetting entry. Please also tell us how you will account for future patent costs under this agreement. Please provide your basis in GAAP for your accounting.

Response:

Artelo Biosciences, Inc. (“the Company”) inadvertently did not account for the patent costs in the amount of $170,109.93 in our February 28, 2018 financial statements. In order to correct the financial statement, the Company is filing an amendment to the financial statements as of February 28, 2018.

Accounting Treatment

The Company has reviewed the applicable United States Generally Accepted Accounting Principles (“U.S. GAAP”) in order to determine the accounting treatment for the license of the patents and related payments and royalties. The Company specifically reviewed whether costs incurred up to February 28, 2018, and future estimated costs related to the license to the intellectual property should be considered as research and development costs and therefore expensed as incurred, or considered as an Intangible Assets, capitalized, and amortized over the lifetime of the Intangible Assets.

For the analysis, the Company has reviewed the following FASB Accounting Standards Codifications:

-	ASC 730 – Research and Development
-	ASC 350 – Intangibles – Goodwill and Other

The following excerpts from the guidance were considered:

ASC 730 – Research and Development:

-	“Costs of research and development are expenses when incurred”
-	Types of costs include acquired intangibles

ASC 730 – Research and Development - 10 – 25 Recognition – General – 25-2 c.

-

“The costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.”

o	Based on the Company’s estimates related to the future economic benefit and feasibility of generating revenue through the licenses and the inability to resell the license to the patents, the Company determined the intellectual property could have no alternative future uses.

ASC 730 – Research and Development - 10 – 55 Implementation Guidance and Illustrations:

-	Activities typically considered to be included as research and development costs:

o	“Laboratory research aimed at discovery of new knowledge”
o	“Design, construction and testing of preproduction prototypes and models”
o	“Engineering activity required to advance the design of a product to the point it meets specific functional and economic requirements and is ready to manufacture”
o	Based on the Company’s knowledge of the expenses incurred to date, as well as future expenses expected, all costs meet guidance criteria for being expensed as incurred as Research and Development Costs.

In order to correct the financial statements as of February 28, 2018, the Company has recorded the $170,109.93 as follows:

-	Db Research and Development (Expense)

o	Cr Accrued Liabilities (Current Liability)

Future Costs and GAAP treatment

-	Based on the research provided above, the Company will continue to evaluate the expense incurred in relation to the licensed patents and maintenance fees. At the time that the Company has determined that it will be able to potentially create and bring a product to market, a market is available, and the Company has the economic means to finalize a potential product to marker, costs will be capitalized in accordance with ‘ASC 350 – Intangibles – Goodwill and Other, and amortized over the estimated useful life.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (760) 943-1689 or my attorney Tom Hornish of Wilson Sonsini Goodrich & Rosati, P.C. at (858) 350-2392.

Very truly yours, /s/ Gregory D. Gorgas Gregory D. Gorgas President, Chief Executive Officer

cc (w/ enclosures):	Tom Hornish, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Soo Hwang, Wilson Sonsini Goodrich & Rosati, Professional Corporation

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